SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 22, 2019

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, August 22, 2019 regarding “Ericsson announces changes to the Executive Team”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: August 22, 2019

PRESS RELEASE August 22, 2019

Ericsson announces changes to the Executive Team

•	Fadi Pharaon is appointed Senior Vice President, and Head of Market Area Middle East & Africa, effective September 1, 2019

•	Member of Ericsson’s Executive Team, reporting to CEO

Effective September 1, 2019, Fadi Pharaon is appointed Senior Vice President and Head of Market Area Middle East & Africa at Ericsson (NASDAQ: ERIC), and member of Ericsson’s Executive Team, reporting to the CEO. Fadi Pharaon currently holds the position as Vice President, Networks & Managed Services within Ericsson’s Market Area Europe & Latin America.

Börje Ekholm, President and CEO of Ericsson, says: “With the introduction of 5G we are at an exciting time in the industry. Our customer relationships are key to build a strong company position in the market for this next phase of industry development. Fadi has the right background, experience and capabilities to lead this work in this Market Area and I am very pleased to see him stepping up to this role”.

Fadi Pharaon says: “The mobile industry is transforming countries and industries and with 5G becoming a reality, we will see new business opportunities and innovations across our markets. I really look forward to taking on this exciting new role in Market Area Middle East & Africa and work together with both the team in the Market Area as well as the Executive Team. Our abilities to work closely with our customers in our market areas are key to leveraging our technology leadership in 5G.”

Fadi Pharaon has a MSc degree in Computer Science from the Royal Institute of Technology in Stockholm, Sweden, as well as an MBA from Heriot Watt University, Edinburgh Business School, Scotland. With more than 21 years of experience at Ericsson Fadi Pharaon has had several management positions with sales responsibilities in markets across Asia, Europe, Middle East, and Latin America.

As a member of Ericsson’s Executive Leadership Team Fadi Pharaon succeeds Rafiah Ibrahim as of September 1, 2019. As announced March 12, 2019, Rafiah Ibrahim will leave her position as Senior Vice President and Head of Market Area Middle East & Africa effective August 31, 2019 and will take on a role as advisor to CEO Börje Ekholm.

NOTES TO EDITORS:

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PRESS RELEASE August 22, 2019

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About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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